January 15, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Attention:  Sirimal R. Mukerjee

Re:	Crosstex Energy, L.P.
Crosstex Energy Finance Corporation
Registration Statement on Form S-4
Filed December 12, 2012
File No. 333-185409

Dear Mr. Mukerjee:

This letter sets forth the responses of Crosstex Energy, L.P. (the “Partnership”) and Crosstex Energy Finance Corporation (“Finance Corp.,” and together with the Partnership, “Crosstex”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 7, 2013 (the “Comment Letter”) concerning the above-referenced Registration Statement on Form S-4.  The responses are numbered to correspond to the numbers of the Comment Letter.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below such comment is the Partnership’s response.

Registration Statement on Form S-4

General

January 15, 2013

1.                                    Please provide a detailed analysis of how you have complied with Rule 3-10 of Regulation S-K.  In this regard, we note your related disclosure at page F-23 of your Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011.  Your response should address, as an example only, whether all of your subsidiary guarantors are 100% owned by you.

The Partnership’s presentation of financial information of subsidiary guarantors of its 8.875% Senior Unsecured Notes due 2018 and its 7.125% Senior Unsecured Notes due 2022 (collectively, the “Notes”) is based on paragraph (f) of Regulation S-X, the relevant portions of which are set forth below:

“(f)                          Multiple subsidiary guarantors of securities issued by the parent company of those subsidiaries. When a parent company issues securities and more than one of its subsidiaries guarantee those securities, the registration statement, parent company annual report, or parent company quarterly report need not include financial statements of the subsidiary guarantors if:

(1)                              Each of the subsidiary guarantors is 100% owned by the parent company issuer;

(2)                              The guarantees are full and unconditional;

(3)                              The guarantees are joint and several; and

(4)                              The parent company’s financial statements are filed for the periods specified by § § 210.3-01 and § § 210.3-02 and include, in a footnote, condensed consolidating financial information for the same periods with a separate column for:

(i)                                The parent company;

(ii)                            The subsidiary guarantors on a combined basis;

(iii)                        Any other subsidiaries of the parent company on a combined basis;

(iv)                        Consolidating adjustments; and

(v)                            The total consolidated amounts.”

The Notes are guaranteed by Crosstex Energy Services, L.P., Crosstex Operating GP, LLC, Crosstex Energy Services GP, LLC, Crosstex Processing Services, LLC, Crosstex Pelican, LLC, Sabine Pass Plant Facility Joint Venture, Crosstex LIG Liquids, LLC, Crosstex Gulf Coast Marketing Ltd., Crosstex CCNG Processing Ltd., Crosstex North Texas Pipeline, L.P., Crosstex North Texas Gathering, L.P., Crosstex NGL Marketing, L.P., Crosstex NGL Pipeline, L.P., Crosstex Permian, LLC, Crosstex Permian II, LLC, Crosstex ORV Holdings, Inc., West Virginia Oil Gathering, LLC, Appalachian Oil Purchasers, LLC, Kentucky Oil

January 15, 2013

Gathering, LLC, Ohio Oil Gathering II, LLC, Ohio Oil Gathering III, LLC, OOGC Disposal Company I, LLC and M & B Gas Services, LLC (collectively, the “Subsidiary Guarantors”).  Crosstex Energy Services GP, LLC is a wholly-owned subsidiary of the Partnership, and Crosstex Energy Services, L.P. (the “Operating Partnership”) is wholly-owned by Crosstex Energy Services GP, LLC and the Partnership.  The remaining Subsidiary Guarantors are wholly-owned, directly or indirectly, by the Operating Partnership.

The Partnership has complied with paragraph (f) of Rule 3-10 of Regulation S-X (and separate financial statements of the Subsidiary Guarantors are not required) because:

•                 Each Subsidiary Guarantor is directly or indirectly 100% owned by the Partnership;

•                 The guarantees of each of the Subsidiary Guarantors are full and unconditional;

•                 The guarantees of each of the Subsidiary Guarantors are joint and several; and

•                 The Partnership has filed financial statements for the periods required by Rule 3-01 and Rule 3-02, and Footnote (4) of the Consolidated Financial Statements included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2011 include (and the footnotes to the Consolidated Financial Statements included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 10-K”) will include) condensed consolidating financial information for the same periods with a separate column for (i) the Subsidiary Guarantors on a combined basis, (ii) the other non-guarantor subsidiaries of the Partnership on a combined basis, (iii) the consolidating adjustments and (iv) the total consolidated amounts.  Note that the Partnership has no independent assets or operations, and therefore a separate column for the Partnership is not required pursuant to Note 1 of paragraph (f) of Rule 3-10.  There are no significant restrictions on the ability of the Partnership or any Subsidiary Guarantor to obtain funds from its subsidiaries by dividend or loan. The 2012 10-K will include disclosure that the Partnership has no independent assets or operations and that there are no significant restrictions on the ability of the Partnership or any Subsidiary Guarantor to obtain funds from its subsidiaries by dividend or loan.

Exhibit 5.1

2.                                    We note that counsel has assumed the due authorization, execution and delivery of the indenture by Crosstex LIG Liquids, LLC and that its opinion is limited to Delaware, Texas, New York and federal law.  We also note that Crosstex LIG Liquids, LLC, which is organized in Louisiana, is listed as a subsidiary guarantor in your registration statement.  Please obtain and file a new legality opinion which does not make the referenced assumptions and limitations or tell us why you do not need to.

January 15, 2013

In response to the Staff’s comment, we have removed the assumption that Crosstex LIG Liquids, LLC has duly authorized, executed and delivered the Indenture governing the 7.125% Senior Notes due 2022 (the “Indenture”), and filed a revised opinion as Exhibit 5.1 to Amendment No. 1 to the Registration Statement.  However, we respectfully submit that the limitation of the opinion to the laws of the State of New York, the laws of the State of Texas, the General Corporation Law of the State of Delaware, the Delaware Revised Uniform Limited Partnership Act, the Delaware Limited Liability Company Act and applicable federal law of the United States of America is appropriate.  The opinion called for in paragraph (b)(5) of Item 601 of Regulation S-K is, in the case of debt securities, an opinion as to whether such debt securities “will be binding obligations of the registrant.”  Paragraph 2 of the opinion is a customary opinion that the guarantees of the Subsidiary Guarantors (including Crosstex LIG Liquids, LLC) are the valid and legally binding obligations of the Subsidiary Guarantors and enforceable against the Subsidiary Guarantors in accordance with their terms.  Such guarantees arise under, and the terms of such guarantees are set forth in, the Indenture, and the Subsidiary Guarantors are parties to the Indenture.  The Indenture is governed by the laws of the State of New York, and accordingly the enforceability of the guarantees is therefore governed by the laws of the State of New York.  As noted above, the laws of the State of New York are covered in the opinion.

*                                        *                                        *

In response to the closing comments of the Staff’s comment letter, Crosstex has advised us, and has authorized us to hereby acknowledge on its behalf, in connection with its response to the Staff’s comments, that:

•                 should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                 the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Crosstex from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                 Crosstex may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 15, 2013

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (214) 953-6634.

Very truly yours,

/s/ Douglass M. Rayburn

Douglass M. Rayburn

cc:	Joe A. Davis
Kendall C. Talbott
Crosstex Energy, L.P.

Anne Nguyen Parker – Branch Chief